Exhibit 99.1

Kuke Music Announces Receipt of Non-compliance Letter Regarding ADS Trading Price from NYSE

BEIJING, Nov. 3, 2022 /PRNewswire/ -- Kuke Music Holding Limited (“Kuke” or the “Company”) (NYSE: KUKE), a leading classical music service platform in China, announced that it has received a letter from the New York Stock Exchange (the “NYSE”) dated September 29, notifying Kuke Music that it is not in compliance with the NYSE’s continued listing standard with respect to minimum average share price due to the fact that the average closing price of the Company’s American Depositary Shares (the “ADSs”) was less than $1.00 for a consecutive 30 trading-day period. As of November 2, the 30 trading-day average price of the ADSs was $0.55.

The Company must bring its share price and average share price back above $1.00 within six months following receipt of the notification by the NYSE. In the event that at the expiration of the six-month cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. Alternatively, the Company can also demonstrate an accelerated cure based on a $1.00 share price on both the last trading day of any calendar month within the six-month cure period and the average share price over the 30 trading days preceding the end of that month.

The NYSE notification letter does not affect the Company’s business operations, and the Company will take all reasonable measures to regain compliance within the prescribed grace period.

About Kuke Music Holding Limited

Kuke is a leading classical music service platform in China encompassing the entire value chain from content provision to music learning services. By collaborating with its strategic global business partner Naxos, the largest independent classical music content provider in the world, the foundation of Kuke’s extensive classical music content library is its unparalleled access to more than 900 top-tier labels and record companies. Leveraging its market leadership in international copyrighted classical music content, Kuke provides highly scalable classical music licensing services to various online music platforms, and classical music subscription services to over 800 universities, libraries and other institutions across China. In addition, it has hosted Beijing Music Festival (“BMF”), the most renowned music festival in China, for 24 consecutive years. Through KUKEY, the Company’s proprietary AI music learning system, Kuke aims to democratize music learning via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning in China.

For more information about Kuke, please visit https://ir.kuke.com/

Investor Relations Contact

Kuke Music Holding Limited

Email: jane.zuo@kuke.com